SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

COMPAGNIE DE FINANCEMENT FONCIER

19 rue des Capucines

75001 Paris

France

AMENDMENT NO. 1 TO

APPLICATION FOR AN ORDER PURSUANT TO

SECTION 6(C) OF THE INVESTMENT COMPANY ACT OF 1940

EXEMPTING APPLICANT FROM ALL PROVISIONS OF THAT ACT

File No. 812-13573

Written or oral communications regarding

this Application should be addressed to:

John D. Watson, Jr.

Latham & Watkins

53, quai d’Orsay

75007 Paris, France

This document consists of 55 pages

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of

COMPAGNIE DE FINANCEMENT FONCIER

19 rue des Capucines

75001 Paris

France

Compagnie de Financement Foncier, a limited liability company organized under the laws of the Republic of France (“Applicant”), hereby requests an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting Applicant from all the provisions of the 1940 Act and all rules and regulations thereunder.

Applicant is a Société de Crédit Foncier (“SCF”), which is a type of specialized credit institution, authorized and licensed under French law and regulated and supervised by French banking authorities. The sole permitted business of an SCF is to provide financing to the housing and public sectors in France and to a limited number of other developed countries. Subject to a comprehensive statutory and regulatory framework, an SCF conducts this business by (i) making or acquiring mortgage loans (which include loans incurred to acquire real property and secured by a mortgage or, in certain limited circumstances, other high-quality credit support); (ii) extending financing to public sector entities by making public sector loans or acquiring public sector obligations; and (iii) acquiring debt securities backed by mortgage loans or public sector obligations (assets falling within these three permitted categories are referred to in this Application as “Eligible Assets”). Equity securities or other equity interests are not treated as “Eligible Assets” and are not permitted to be held by an SCF.

SCFs, including Applicant, finance their business principally by the issuance of covered bonds, which are a type of highly rated debt security governed in some countries such as the United States by contract and in other countries such as France by specific and very strict regimes of national law. French covered bonds, called obligations foncières,1 and the SCFs that issue them, are governed by the Loi du 25 juin 1999 Relative à l’Epargne et à la Sécurité Financière (the Savings and Financial Security Act of 1999, as amended from time to time and including its implementing decree,2 the “SFSA Law”). Under the SFSA Law, only a credit institution licensed and regulated in France as an SCF may issue obligations foncières and, as of the date of this Application, only six such entities have this regulatory status.3

Applicant’s parent, Crédit Foncier de France (“Crédit Foncier”), a leading French credit institution organized in 1852, the first issuer of covered bonds in France and a licensed and regulated commercial bank, formed Applicant in 1999 after adoption of the SFSA Law. As part of this process, Crédit Foncier transferred to Applicant a significant portion of its Eligible Assets, Applicant assumed the related obligations under Crédit Foncier’s then outstanding covered bonds, and Crédit Foncier ceased to issue covered bonds. Since its formation in 1999 through December 31, 2008, Applicant has issued more than €106.0 billion in principal amounts of covered bonds (approximately U.S.$147.5 billion based on exchange rates at December 31, 2008). These issuances have taken place in the international capital markets in offshore transactions exempt from

[1]	The generic term “covered bonds” as used in this Application generally refers to “obligations foncières,” which under the SFSA Law (as defined herein) are the sole type of covered bonds permitted to be issued by an SCF. Use of the generic term to describe obligations foncières, although convenient, should not obscure the fact that the French public law regime governing obligations foncières, in which the issuing entity is strictly regulated by banking authorities as a credit institution and in which the priority of investors’ claims is guaranteed as a matter of law, differs significantly from the private, contractually based covered bond regimes found in certain other countries (such as the United States). Certain French financial institutions which are not SCFs subject to the SFSA Law have also issued contractually based covered bonds from time to time.
[2]	The SFSA law has been codified, in relevant part, in the French Code Monétaire et Financier (the “CMF”). As further detailed herein, Applicant’s covered bonds are also subject to European Directive 85/611/ECC, as amended, and its corresponding transposition into French law.
[3]	Of these six entities, only three are currently active issuers of covered bonds, and Applicant is by far the largest.

the registration requirements of the Securities Act of 1933, as amended (the “1933 Act”). Based on the principal amount of its debt outstanding at December 31, 2008, Applicant believes that it is the largest private debt issuer in France and that it is one of the largest issuers of contractual or statutory covered bonds in the world. Based on the same data at December 31, 2008, Applicant also believes that it is the fifth largest non-sovereign debt issuer in the world that has been granted the highest available credit rating from all three leading international rating agencies.

Notwithstanding the significant disruption in the global credit markets that began in the summer of 2007 and that has continued through 2008 and into 2009, demand among institutional investors for Applicant’s covered bonds has remained very robust, with Applicant issuing approximately €11.0 billion in principal amount of covered bonds in the second half of 2007 and €8.5 billion in principal amount of covered bonds in 2008. While interest rate spreads for mortgage-backed securities benchmarked against the Euro Interbank Offered Rate (“EURIBOR”) have widened significantly during the same period, these interest rate spreads for Applicant’s covered bonds have widened only minimally, thereby testifying to investor confidence in the special legal regime applicable to French covered bonds and to Applicant’s business model. Additionally, over the same period, interest in the European covered bond market and in the development of “best practices” to govern a contractually based U.S. covered bond regime has grown significantly among U.S. policymakers and institutional investors.4 In light of this continued international interest and growing U.S. interest, Applicant now proposes to offer and sell its debt securities to institutional investors in the United States. Any such offers and sales will be made in transactions exempt from the registration requirements of the 1933 Act, including traditional private placements to institutional accredited investors as well as transactions in which the debt securities may be resold to “qualified

(4)	See Secretary Henry M. Paulson, Jr., Statement on Covered Bond Best Practices (July 28, 2008) (transcript available in Press Room, U.S. Department of the Treasury, http://www.treas.gov/press/releases/hp1101.htm (last visited June 18, 2009)).

See TIAA-CREF Statement on Best Practices for Residential Covered Bonds from U.S. Department of the Treasury (July 28, 2008) (transcript available http://www.reuters.com/article/pressRelease/idUS184678+28-Jul-2008+BW20080728 (last visited June 18, 2009)).

institutional buyers” as contemplated by Rule 144A under the 1933 Act. Applicant will not offer or sell debt or equity securities in public offerings registered under the 1933 Act.

Due to the fact that a substantial majority of its assets consists of loans and debt securities, Applicant could be deemed to be an “investment company” under Section 3(a)(1)(C) of the 1940 Act and could therefore be subject to registration thereunder.

However, Applicant in no sense manages a portfolio of investment securities as a collective investment vehicle for retail investors. Instead, pursuant to the SFSA law, it operates as a highly regulated, specialized credit institution offering broader debt financing options at lower costs to the housing and public sectors in France and, to an increasing extent in recent years, to countries within the European Economic Area (the “EEA”) and other developed countries in Europe, North America (the United States and Canada) and Asia (Japan). Applicant’s activities address public sector financing needs for services and projects such as healthcare, education and transportation infrastructure. Applicant’s activities also address housing sector financing needs, such as the origination and financing of loans for first-time homebuyers. Its business activities and functions bear no resemblance to the business activities and functions of investment companies sought to be regulated by Congress in adopting the 1940 Act.

Other foreign credit institutions bearing a substantial similarity to Applicant and engaging in similar financing activities have been granted exemptive relief by the Commission pursuant to Section 6(c) of the 1940 Act. See Industrial Development Bank of India, Release Nos. IC-23331, 67 SEC-Docket 1534-40 (July 24, 1998) (Notice) and IC-23395, 67 SEC Docket 1798-45 (August 19, 1998) (Order); The Industrial Finance Corporation of Thailand, Release Nos. IC-21172, 59 SEC-Docket 1737-156 (June 28, 1995) (Notice) and IC-21251, 59 SEC-Docket 2295-145 (July 25, 1995) (Order); Stadshypotek AB, Release Nos. IC-20636, 57 SEC-Docket 2239-1325 (Oct. 19, 1994) (Notice) and IC-20689, 57 SEC-Docket 2712-1559 (Nov. 8, 1994) (Order); and Crédit Local de France – CAECL, S.A., Release Nos. IC-18249, 49 SEC-Docket 972-594 (July

24, 1991) and IC-18286, 49 SEC-Docket 678-380 (Aug. 22, 1991) (Order). Applicant respectfully submits that the basis for granting an exemptive order in the foregoing cases is equally appropriate to the present case. In addition, Applicant submits that both policy considerations and structural protections for investors, strikingly similar to those underlying Rule 3a-7 of the 1940 Act, also support the granting of the exemptive relief requested hereby.

No form having been specifically prescribed for this Application, Applicant proceeds under Rule 0-2 of the General Rules and Regulations of the Commission under the 1940 Act.

APPLICANT

Relationship of Applicant to Crédit Foncier, CNCE and the CE network

Applicant’s relationship to Crédit Foncier: Applicant is a direct, wholly-owned subsidiary of Crédit Foncier, a leading French credit institution in existence since 1852, which is today licensed and regulated under French law as a commercial bank.5 Crédit Foncier was the first French issuer of covered bonds and an active participant in the covered bond market until 1999, when, in connection with the adoption of the SFSA Law, Crédit Foncier transferred its covered bond business to Applicant. One important function performed by Applicant is the financing of the housing and public sector credit activity of its parent company (via the ongoing purchase of Eligible Assets generated by Crédit Foncier). Consistent with its function as a financing vehicle for Crédit Foncier since its formation in 1999 Applicant has purchased loans originated by Crédit Foncier and expects to continue to do so in the future.

Applicant’s relationship to CNCE and the CE network: Applicant is an indirect subsidiary of the Caisse Nationale des Caisses d’Epargne (“CNCE”), which owned 76.6% of Crédit Foncier at December 31, 2008. CNCE operates as the central institution of the French Caisses d’Epargnes network, the third largest banking group in France (the “CE network”). CNCE controls credit institutions such as Applicant, Crédit Foncier, insurance companies and other financial institutions. CNCE itself is wholly-owned by the Caisses d’Epargne, a group of 17 French private regional mutual savings banks, 80% of the share capital of which is owned by 411 French local mutual savings companies, collectively referred to as the Sociétés Locales d’Epargne, and 20% of the share capital of which is owned by Natixis, a French private investment bank. Ninety-eight percent of the equity interests in the Sociétés Locales d’Epargne is held by individuals; the other 2% is held by French local authorities.

[5]	The generic term “commercial bank” is used in this Application as most analogous to the term “bank,” one of the six types of credit institutions defined under the French bank regulatory framework (as further described herein).

Although the Sociétés Locales d’Epargne, the Caisses d’Epargne and CNCE are all, strictly speaking, private companies, they were nevertheless created and are governed by a special law applicable solely to the CE network (the “CE Law”) to fulfill public interest functions by encouraging such favored activities as the protection of public savings, the formation of capital to finance housing and the promotion of local and regional economic growth. As the primary institution of the CE network under the CE Law, CNCE is responsible for ensuring the fulfillment of the public interest functions of its affiliates. These affiliates include the Caisses d’Epargne, which are affiliated by law with CNCE, and other credit institutions controlled by the Caisses d’Epargne, such as Applicant and its parent, Crédit Foncier, which have become affiliated with CNCE as a result of a decision by CNCE in its capacity as the central institution of the CE network. For this purpose, CNCE has been granted specific statutory powers over its affiliates, including Applicant, and is also subject to special control and oversight by the French government. This control is exercised by a permanent and independent government representative appointed to the supervisory board of CNCE to ensure that the CE network, including Applicant and other CNCE affiliates, fulfill their public interest functions and the regulations applicable to them. Pursuant to this statutory regime, CNCE also has the authority to take measures to ensure the liquidity and solvency of Applicant. In particular, it may limit or even prevent Applicant from distributing dividends.

CNCE is also vested by law with the responsibility and powers to carry out administrative, technical and financial supervision over Applicant’s organization and management and to ensure that credit, market, accounting, technological and operational risks faced by Applicant are properly managed. In this capacity, CNCE defines and updates the accounting standards of the CE network through accounting rules and methods applicable to all institutions in the CE network, including Applicant. These rules and methods include accounting and generic operating forms and are summarized in a manual used by all the institutions in the CE network, which is updated regularly based on changes in accounting regulations (the rules for preparing half-year and annual financial statements are communicated in a specific announcement in order to harmonize accounting procedures and statements among the different institutions in the CE network). CNCE is also responsible for ensuring commercial consistency among the different entities in the CE network (in particular, CNCE is in charge of coordinating mergers and acquisitions within the CE network). CNCE centralizes the reporting systems within the CE network and oversees actions related to training and compliance functions. CNCE also represents Applicant in its relationships with the French banking authorities.

Within the framework of the CE network, one important function performed by Applicant is to provide competitive funding to the CE network as a whole and to diversify the refinancing solutions available to the CE network. In 2008, Applicant purchased loans originated by Crédit Foncier and secured by a first-rank mortgage or equivalent real estate guarantee in an amount of €2.6 billion.

Adoption of the SFSA Law and formation of Applicant: The SFSA Law was adopted in 1999 to reform the French covered bond market by creating a new legal category of licensed credit institution, the SCF. By creating this new category of credit institution, the SFSA Law was intended to help develop the covered bond market in France by permitting the formation of new covered bond issuers without the need for authorizing legislation on a case-by-case basis. It was believed that the dedicated nature of the SCFs, whose sole activity would be to acquire high quality Eligible Assets and issue bonds backed by these assets, would enable them to raise funds at reduced costs and, ultimately, to provide financing on attractive terms for the housing and public sectors.

Due to the increasing credit activity in the EEA, another objective of the SFSA Law was, through the development of the covered bond market, to make available to French banks new securities that could be used as collateral for refinancing purposes in compliance with the eligibility criteria established by the French central bank, the Banque de France.

In accordance with the SFSA Law, Applicant was formed as a subsidiary of Crédit Foncier on July 23, 1999. As a direct result of the SFSA Law, Applicant became a refinancing vehicle for Eligible Assets of Crédit Foncier and, after the acquisition of Crédit Foncier by the Caisse d’Epargne group in 1999, of the CE network as a whole. The high degree of security available to the holders of covered bonds deriving from the SFSA Law has enabled Applicant to raise funds at reduced costs and to use those funds to finance or refinance the housing and public sector credit activity of its parent company and the CE network at attractive rates.

Since its formation in 1999, the scope of Applicant’s activity has increased well beyond its original function as a refinancing vehicle for Crédit Foncier and its affiliates. In recent years, Applicant has expanded its business operations internationally, in particular in the EEA, Japan, the United States, Switzerland and Canada. Applicant is becoming an active source of financing in the United States (at December 31, 2008, 4.8% of Applicant’s total assets, or €4.6 billion, were located in the United States). In recent months, Applicant’s international financing activity for the public sector has increased significantly in both absolute and relative terms through the granting of loans, the acquisition of debt securities and the acquisition of senior securitization tranches of loans granted to, or securities issued by, public entities abroad.

Special legal regime applicable to SCFs as issuers of covered bonds

The special legal regime set forth in the SFSA Law applicable to covered bonds and SCFs ensures a particularly high degree of security for holders of covered bonds.

Covered bond holders benefit from a statutory priority in right of payment and a special insolvency regime: Under the SFSA Law, the holders of covered bonds benefit from a statutory priority in right of payment (the “Privilege”) on all assets and cash flows of the SCF.6 The Privilege constitutes an essential legal safeguard for holders of covered bonds in that no creditors of an SCF except for the holders of its covered bonds can claim cash flows generated by the Eligible Assets until the SCF’s obligations in respect of its covered bonds are discharged in full (in the event of an insolvency of Applicant, outstanding covered bonds are to be paid on their due date, without acceleration). All cash flows generated by the Eligible Assets and by derivatives transactions (limited exclusively by Applicant to interest rate swaps and currency swaps) together with deposits made by SCFs with other credit institutions, are allocated as a matter of absolute priority to servicing covered bonds or other preferred liabilities.7 This priority even extends to priority over the claims of the French State. The SFSA Law establishes a principle of over-collateralization, which provides that the total amount of the assets of an SCF must exceed the global amount of liabilities benefiting from the Privilege at all times, thereby limiting risk exposure.

[6]	The Privilege extends to all Eligible Assets of Applicant. The SFSA Law does not permit the segregation of Eligible Assets so that the Privilege for a given series of covered bonds would apply only to specified assets. In contrast to a special purpose vehicle issuing multiple series of asset-backed securities, Applicant does not set aside assets to “cover” particular issuances of covered bonds. However, the principle of over-collateralization ensures a high coverage of Applicant’s privileged liabilities. As further described herein, Applicant maintains a minimum level of over-collateralization of its privileged debt that exceeds the legal minimum, thus enabling a high coverage of the risks to which it is exposed.
[7]	Under the SFSA Law, other types of indebtedness of the SCFs can also benefit from the Privilege under certain circumstances. The SFSA Law also allows SCFs to issue ordinary bonds or raise funds that do not benefit from the Privilege.

As an additional investor protection safeguard also embodied in the Privilege, the SFSA Law creates important exceptions to the otherwise applicable French insolvency regime. Under French insolvency laws, subject to certain conditions, contracts entered into, or payments made, by a company during the eighteen-month period preceding the opening of judicial reorganization or liquidation proceedings against it can be challenged. The SFSA Law provides that these claw-back rules do not apply to SCFs. Accordingly, in the event of an insolvency of an SCF, payments to holders of covered bonds as well as the acquisition by the SCF of Eligible Assets cannot be challenged under these claw-back provisions. In the event of a judicial reorganization or liquidation of the SCF, the rights of the holders of covered bonds are not affected by the insolvency proceedings. Instead, all claims benefiting from the Privilege and any interest thereon must be paid on their due dates and in preference to all other claims, whether or not secured or statutorily preferred, and until payment in full of all such preferred claims has occurred, no other creditors may take action against the assets of the SCF. In the event of a judicial reorganization or liquidation of the SCF, as described in greater detail below, an independent controller appointed by Applicant’s management board with the approval of the Banking Commission is mandated to act on behalf of holders of privileged liabilities.8 Also, the SFSA Law precludes the extension of insolvency proceedings of the parent company of an SCF to the SCF itself, thus making Applicant a bankruptcy remote entity vis-à-vis its parent company. 9 The SCF may also immediately terminate without prejudice any contractual obligation with a servicing company that has entered into bankruptcy proceedings.10 Finally, Applicant’s affiliation with CNCE strengthens the protection of holders of covered bonds in that the CE law provides that CNCE shall take appropriate measures to ensure the solvency of a distressed entity within the CE network including, therefore, Applicant.

[8]	See article L.515-31 of the CMF.
[9]	See article L.515-27 of the CMF.
[10]	See article L.515-28 of the CMF.

The SCFs may only hold high quality Eligible Assets: Subject to certain criteria specified below, the SCFs may grant or acquire either mortgage loans or loans granted to, or other obligations of, public sector entities as well as senior securitization tranches backed by such loans or obligations and issue covered bonds (or other forms of debt) in order to finance or refinance these Eligible Assets.

The mortgage loans comprise loans secured by a first-ranking mortgage. Other types of charges and security interests may also qualify under certain conditions, provided in particular that they are at least equivalent to a first-ranking mortgage, e.g., a guarantee given by a credit institution or an insurance company that is not a part of the same group as the relevant SCF. Additionally, the property must be located in France, the EEA, a Member State of the European Community (“EC”) or in a State that has been granted the best credit rating given by a rating agency recognized by the French Banking Commission (the “Banking Commission”). The SFSA Law also limits the eligibility of mortgage loans acquired or generated by an SCF for use as cover in future issuance benefiting from the Privilege. For loans with a first rank mortgage or equivalent real estate guarantee, up to 60% of the adjusted value of the underlying financed asset is eligible for use as cover in future issuances benefiting from the Privilege. Should the percentage between the outstanding principal and the adjusted value of the underlying financed asset (the “loan-to-value ratio”) be higher than this eligible financing threshold, the excess of the loan-to-value ratio can be funded by other types of liabilities not benefiting from the Privilege. This eligible financing threshold for loan-to-value ratio can be raised to 80% for mortgage loans granted to individuals to finance the construction or the acquisition of a residential property (which constitute the vast majority of the mortgage loans on Applicant’s balance sheet), and a financing threshold for loan-to-value ratio of 100% is authorized for government guaranteed loans.

Other Eligible Assets include obligations11 of public sector entities such as (i) governments, central banks, public agencies or local authorities located in a Member State of the EC, within the EEA, in the United States, Switzerland, Japan, Canada, Australia or New Zealand (collectively, the “Eligible States”); (ii) governments or central banks not located in an Eligible State but which hold the best credit rating given by a rating agency recognized by the Banking Commission; (iii) the EC, the International Monetary Fund, the Bank for International Settlements and certain Multilateral Development Banks listed by decree of the French Minister of Economy or other international organizations or Multilateral Development Banks holding the best credit rating given by a rating agency recognized by the Banking Commission; (iv) public agencies or local authorities not located in an Eligible State, if the credit exposure to these entities benefits from the same weighting for regulatory capital purposes as claims against states, central banks or credit institutions and from the best credit rating given by a rating agency recognized by the Banking Commission; and (v) public agencies or local authorities holding the second best credit rating given by a rating agency recognized by the Banking Commission.12

In addition to holding Eligible Assets, SCFs are also permitted to invest in so-called “replacement securities” within the meaning of the SFSA Law. Pursuant to the SFSA Law, replacement securities are cash-like securities that are sufficiently secure and liquid to be eligible for financing through the European central bank system. Replacement securities, which by law cannot exceed than 15% of the total outstanding principal amount of an SCF’s privileged liabilities, ensure that an SCF holds at all times fully liquid yet secure assets capable of satisfying an SCF’s near-term liabilities.

[11]	The SFSA Law does not provide for an exhaustive list of permitted “obligations,” which can take the form of loans, off-balance sheet commitments, debt securities, receivables or claims arising from financial lease agreements or other equivalent agreements.
[12]	Pursuant to the SFSA Law, obligations of the entities referred to in (v) must not exceed 20% of the outstanding principal amount of the covered bonds and other indebtedness benefiting from the Privilege issued by an SCF.

Regulation of Applicant

Overview: In accordance with the SFSA Law and as an SCF, Applicant is a specialized credit institution known as a financial company, which is one of six types of credit institutions recognized and regulated under French banking law. These six types are: (i) banks, which may engage in all commercial and investment banking activities; (ii) mutual banks, which may also carry out all banking activities, subject to certain minor restrictions arising from their mutual status; (iii) savings banks, whose activities include all basic banking services; (iv) municipal credit institutions, which traditionally only offered a certain type of secured loans but now provide a wider range of retail banking services; (v) financial companies, which comprise a number of different types of institutions, each with a restricted scope of activities set out in its license (as in the case of Applicant); and (vi) specialized financial institutions which are entrusted by the French State with an exclusive public purpose in a particular area of financial activity and, other than incidental activity, may only engage in those banking activities which relate to that purpose. The activities of credit institutions licensed as banks under the French regulatory framework include all general banking activities carried out on a customary basis in France (accepting on-demand deposits, engaging in credit operations, and providing fund-transfer methods). Credit institutions licensed as banks may also engage in ancillary activities such as foreign exchange, securities underwriting, investment advice and wealth management advice.

Under French banking regulations, credit institutions such as Applicant, which are licensed as financial companies, represent a category of credit institution that is highly restricted in the scope of its permitted activities. Unlike credit institutions licensed as banks, such as Applicant’s parent, Crédit Foncier, which are entitled to perform all banking operations carried out on a customary basis by commercial banks in France, credit institutions licensed as financial companies cannot accept on-demand deposits and are only entitled to carry out the specific banking activities for which they are licensed. The SCFs, which under the SFSA law must be licensed as financial companies and are not eligible to seek status as another type of credit institution, are a sub-category of financial companies that are strictly regulated under the SFSA Law and are more narrowly focused in their corporate purpose than are credit institutions licensed as banks. Pursuant to its license as a financial company, Applicant may only carry out transactions consistent with its specific purpose as an SCF, which is to acquire Eligible Assets and to issue covered bonds (or other forms of debt) in order to finance the acquisition of Eligible Assets. Moreover, pursuant to its license, Applicant may not provide any form of investment advice to third parties. As a consequence, unlike other licensed credit institutions and as a result of its status as an SCF, Applicant may not hold equity participations (or other forms of equity interest), create subsidiaries or bear the risk of default on assets not falling within carefully defined parameters. In addition, as an operational matter and although the total amount of the assets of Applicant must at all times exceed the global amount of liabilities benefiting from the Privilege, Applicant also has the obligation to allocate all cash flows from its Eligible Assets and its replacement securities to servicing payments of covered bonds or other forms of indebtedness benefiting from the Privilege, thereby offering a high degree of security to covered bond holders.

Although the transactions that can be carried out by Applicant are limited in scope (as a result of the status of Applicant as a credit institution only licensed as a financial company), and specialized in nature (as a result of the status of Applicant as an SCF), Applicant is not only subject to the general regulatory supervision applicable to all licensed credit institutions, including banks, but also to additional control mechanisms that are specific to its status as an SCF.

General supervision by the Banking Commission: Like other licensed credit institutions under the French regulatory framework, Applicant is subject to extensive legal and regulatory obligations and is supervised by the Banking Commission, an expert body within the Banque de France. The Banking Commission, which is chaired by the Governor of the Banque de France and composed of the head of the Treasury and various experts chosen for their expertise in banking and financial matters, is responsible for monitoring observance of the laws and regulations applicable to credit institutions as well as the soundness of their financial position. Applicant is subject to continuous off-site monitoring and routine on-site inspections by the Banking Commission. Offsite-monitoring by the Banking Commission consists in the examination by the Banking Commission of Applicant’s prudential and accounting records as well as regular contacts with Applicant’s senior management and statutory auditors. Applicant is required to submit to the Banking Commission an annual report on internal control procedures and the assessment and supervision of risk procedures and bi-annual reports setting forth its over-collateralization ratios (pursuant to its status as an SCF). In addition, statutory auditors are required to advise the Banking Commission of any fact or decision that may constitute a breach of existing regulations and that is likely to have a significant effect on the financial situation, the profits or the asset composition of Applicant or cause the statutory auditors to issue a qualified or adverse opinion. Through regular on-site inspections, the Banking Commission ascertains that the information disclosed by Applicant accurately reflects its financial condition. As part of its regular inspection program, the Banking Commission most recently completed two audits of Applicant in 2008 in addition to the audit of Applicant completed between November 2006 and February 2007. The Banking Commission may decide to make a recommendation, issue an injunction or institute disciplinary proceedings if it determines that Applicant has contravened a law or regulation relating to its activity as an SCF. The Banking Commission has never issued an injunction or instituted disciplinary proceedings against Applicant.

Special monitoring by a Specific Controller: Unlike other licensed credit institutions under the French regulatory framework, SCFs must appoint a specific controller (the “Specific Controller”) in order to ensure transparency and compliance with laws and regulations applicable to SCFs. The Specific Controller is appointed by Applicant’s management board with the approval of the Banking Commission. The Specific Controller must be independent as prescribed by the SFSA Law, which provides, among other criteria for independence, that the Specific Controller cannot be either a member of the group of the statutory auditors of Applicant or a member of the group of the statutory auditors of the direct or indirect controlling shareholders of Applicant. The scope of the Specific Controller’s assignment is described in the SFSA Law, which grants the Specific Controller a wide range of powers in order to fulfill his function.

The Specific Controller generally monitors compliance with the legal and regulatory provisions applicable to SCFs and ensures that Applicant only undertakes transactions that are consistent with its specific purpose as an SCF. The Specific Controller certifies the particular documents (including statements of ratios) sent by Applicant to the Banking Commission pursuant to its status as an SCF and verifies that the assets held by Applicant are Eligible Assets. The Specific Controller routinely monitors compliance with the principle of over-collateralization (once a quarter, in connection with Applicant’s quarterly and annual issuance programs) and with exposure limits and refinancing quotas. He also specifically certifies to Applicant’s management board compliance with the principle of over-collateralization of Eligible Assets in the event a covered bond issuance equals or exceeds the amount of €500.0 million (or equivalent in foreign currency for non-Euro denominated issuances) by delivering a certification that is included in the disclosure documents delivered to purchasers of such covered bonds (in 2007 and 2008, a total of 15 such certifications were delivered by the Specific Controller).

The Specific Controller issues an annual report of activity addressed to Applicant’s management board (evaluating, among other things, the quality of Applicant’s internal control procedures), a copy of which is sent to the Banking Commission. In addition, the Specific Controller issues an annual report to Applicant’s management board on the methods used for the valuation and the periodic review of the property securing mortgage loans (a summary of this report is made publicly available in Applicant’s annual report), controls the compliance of these methods with the applicable rules and regulations and checks the presentation of the information which is then disclosed in the annual financial statements. The Specific Controller also monitors the management of assets and liabilities by Applicant. In particular, the Specific Controller monitors the congruence levels of rates and maturities between assets and liabilities and must immediately notify the Banking Commission if the congruence levels are inadequate. In the event of a judicial reorganization or liquidation of the SCF, the Specific Controller is mandated to act on behalf of holders of the SCF’s covered bonds and other forms of indebtedness benefiting from the Privilege. The Specific Controller also notifies the public prosecutor’s office in the event he has uncovered wrongdoing.

Although the Specific Controller is bound by obligations of professional confidentiality concerning the facts, acts and information of which he may have knowledge by reason of his function, he is not only released from professional confidentiality in his dealings with the Banking Commission, but he is also bound to report immediately any fact or decision that might interfere with the conditions or continued operation of Applicant. The Banking Commission may request the termination of the Specific Controller by Applicant.

Special internal control by Crédit Foncier: As a consequence of its status as an SCF and as a subsidiary of Crédit Foncier, a credit institution licensed as a bank, Applicant is subject to special internal control procedures. Because the SFSA Law requires that the assets and liabilities of the SCFs be managed by a credit institution pursuant to servicing agreements, Crédit Foncier manages the assets and liabilities of Applicant pursuant to servicing agreements entered into when Applicant was formed in 1999 (and which were updated in 2006 and 2007). Because of this legal requirement, and although Applicant’s executive management is ultimately responsible for establishing internal controls and implementing them, Applicant has elected not to have its own staff and instead, pursuant to these servicing agreements, relies on the technical and human resources of Crédit Foncier to operate its business. As a result, Crédit Foncier, a credit institution licensed as a bank, actively administers core internal control functions of Applicant in accordance with permanent and periodic control procedures (including ongoing reporting of internal liquidity and monitoring of credit, market, accounting, technological and operational risks) centralized at the level of Crédit Foncier (Crédit Foncier has dedicated specific staff and resources to the supervision and control of Applicant). In addition, Crédit Foncier, together with CNCE, prepares an annual audit plan that is submitted to the executive board of Applicant for approval.

Special statutory oversight by CNCE: As an affiliate (within the meaning of the CE Law) of the CE network, Applicant is also subject to special statutory oversight by CNCE as the central institution of the CE network. As a practical matter, the internal control procedures of Applicant administered by Crédit Foncier are based on standards set forth by CNCE (the implementation of which is under the control of the French government, exercised by a permanent government representative at CNCE). CNCE is generally responsible for standardization, supervision and monitoring of the CE network in connection with prudential, accounting and fiscal matters. As a result, Applicant’s internal control procedures must comply with the control rules and organizational standards validated and periodically reviewed by CNCE. These internal control rules and organizational standards encompass all procedures and systems required to achieve Applicant’s objectives, comply with laws, regulations, or rules imposed by the CE network and ensure that all risks are properly managed. To effect this supervision, CNCE is entitled to carry out controls at Applicant’s offices and to appoint a representative to the board of directors of Applicant, who is responsible for ensuring that Applicant operates in compliance with the regulatory framework applicable to SCFs and the policies established by CNCE consistent with CNCE’s statutory mission (although CNCE has not exercised its power to appoint a representative to the board of directors of Applicant, it has appointed a representative to the board of Crédit Foncier which, as described above, largely implements Applicant’s internal control procedures). In 2008, CNCE conducted six audits of the control procedures implemented by Crédit Foncier on a consolidated level (in addition to four audits conducted by CNCE in 2007). Because Applicant has elected not to have its own staff and Crédit Foncier is actively administering the control procedures of Applicant, an audit of Crédit Foncier by CNCE serves as an audit of the control procedures of Applicant as well. As a result of this organizational oversight by CNCE, the annual corporate accounts of Applicant are prepared and presented in accordance with the rules defined by CNCE in compliance with French accounting standards. The CE Law also provides that CNCE shall take appropriate measures to ensure the solvency of a distressed entity within the CE network, including Applicant.

Special control by the French Ministry of Economy and Finance: As a result of its holding of certain categories of subsidized loans (which were transferred to Applicant by Crédit Foncier in 1999) benefiting from a public guarantee given by the French State, Applicant is subject to additional special control by the French State, exercised by a management and oversight committee composed of members appointed by the French State and Crédit Foncier. However, as no other subsidized loans included in these categories have been acquired by Applicant since 1999, the underlying subsidized loans are diminishing overtime as they are being repaid.

Oversight by the Financial Markets Authority: Like other issuers of listed debt securities to the general public in France, Applicant is also subject to the rules and regulations of the Financial Markets Authority (the “AMF”), the French financial market regulator responsible for ensuring investor protection. Applicant must submit disclosure documents to the AMF not only as a public issuer of securities to the public in France but also as an issuer admitted to trading in regulated markets within the EU. The AMF seeks to ensure that investors receive required material information and reserves the right to suspend or prohibit a transaction. The French government also appoints a representative to the AMF who holds a non-voting seat in the various AMF bodies.

Prudential Ratios

In accordance with the SFSA Law and related regulations, Applicant must comply with particularly strict prudential ratios.

Over-collateralization ratio: The SFSA Law requires that all SCFs maintain a volume of weighted assets that exceeds their privileged debt. At December 31, 2007 and December 31, 2008, Applicant’s over-collateralization ratio was 111.2% and 110.8%, respectively, which reflects the high coverage level supporting its privileged debt. Applicant seeks at all times to maintain a minimum level of over-collateralization that exceeds the legal minimum, thus enabling a high coverage of the risks to which it is exposed.

Loan-to-value ratio: The SFSA Law limits the eligibility of mortgage loans acquired or generated by an SCF for use as cover in future issuance benefiting from the Privilege. For loans with a first rank mortgage or equivalent real estate guarantee, up to 60% of the adjusted value of the underlying financed asset is eligible for use as cover in future issuances benefiting from the Privilege. Should the loan-to-value ratio be higher than this eligible financing threshold, the excess can be funded by other types of liabilities not benefiting from the Privilege. This eligible financing threshold for loan-to-value ratio can be raised to 80% for mortgage loans granted to individuals to finance the construction or the acquisition of a residential property, and a financing threshold for loan-to-value ratio of 100% is authorized for government guaranteed loans. The average loan-to-value ratio was 51.6% at December 31, 2007 and 53.4% at December 31, 2008. Also, the SFSA Law requires that the value of Applicant’s assets where the loan-to-value ratio exceeds the eligibility threshold for financing by covered bonds does not exceed the outstanding principal amount of its non-privileged debt. As of December 31, 2008, non-privileged debt securities issued by Applicant were much higher in principal amount than the outstanding amounts exceeding the regulatory threshold. Non-privileged debt amounted to €11.86 billion as of December 31, 2007, or 12.6% of total liabilities, and €12.54 billion as of December 31, 2008, or 13.1% of total liabilities.

Other ratios: At the end of December 2008, Applicant continued to maintain a historical liquidity ratio and observation ratios (which are forward-looking liquidity assessments) well above the minimum values required by French banking regulations. Institutions subject to French banking regulations such as the SCFs must at all times have a liquidity ratio (measuring current and available liquid assets over current liabilities) equal to at least 100% and must, at the end of each quarter, inform the Banking Commission of their anticipated liquidity ratio for each of the coming month and their historical liquidity ratio for each of the two preceding months. The Banking Commission may ask Applicant to provide additional measures of liquidity if it deems it appropriate to exercise its supervision. At the end of each quarter, as a credit institution, Applicant must also calculate three observation ratios showing the forecast liquidity position for each of the following periods: (i) the two-month period following the coming month; (ii) the quarter following the above-mentioned two-month period; and (iii) the six months following the above-mentioned quarter.

The other prudential ratios relevant to Applicant are monitored by Crédit Foncier at a consolidated level. In accordance with French banking regulations, the liquidity ratio and observation ratios are calculated and observed at the level of Applicant, whereas other prudential ratios (the new Basel II capital adequacy ratios defining minimum capital requirement rules for banks, the diversification of risk ratio or the own funds and permanent capital ratio) applicable to credit institutions are calculated at the level of Applicant’s parent company, Crédit Foncier.

Strict management of liquidity risk: In addition to complying with these ratios, Applicant applies strict internal management rules in order to ensure that it has sufficient liquidity to meet its preferred liability commitments even in the event of market access difficulties. Applicant seeks at all times to ensure that the “duration gap” between the maturities of its assets and those of its preferred liabilities is not longer than two years and, at December 31, 2008, this “duration gap” was 11 months on average. Also, Applicant undertakes to maintain replacement securities on its balance sheet at all times in an amount sufficient at least to cover all obligations benefiting from the Privilege due within 12 months.

Applicant’s Assets

Applicant originates or acquires its Eligible Assets in accordance with strict due diligence criteria focusing on the credit-worthiness of the underlying obligor(s). Applicant is not engaged in any speculative trading activity. Mortgage and public sector assets, once acquired, are typically held until maturity. In addition to the acquisition of Eligible Assets, Applicant also invests, to a limited extent, in so-called “replacement securities” which consist of low risk, highly liquid cash-like assets.

The composition of Applicant’s total assets as of December 31, 2008 and December 31, 2007 is presented in the following chart:

	Dec. 31, 2008		Dec. 31, 2007
Assets	Euro Million	%	Euro Million	%
Mortgage assets	43,574	45.4%	45,016	47.7%

State subsidized mortgage loans	1,251	1.3%	1,599	1.7%

Government-secured loans via FGAS[13]	6,713	7.0%	6,976	7.4%

Other mortgage loans	10,262	10.7%	10,398	11.0%

Senior mortgage-backed securities	15,666	16.3%	17,428	18.5%

Other loans with real estate guarantee	584	0.6%	1,028	1.1%

Mortgage notes	9,097	9.5%	7,586	8.0%

Public sector assets	40,225	41.9%	33,532	35.5%

State subsidized public loans	285	0.3%	350	0.4%

Other public loans	21,217	22.1%	17,227	18.2%

Public entity securities	11,139	11.6%	8,101	8.6%

Senior securitization tranches of public debt	7,584	7.9%	7,847	8.3%

Other assets	3,718	3.9%	4,726	5.0%

Replacement securities	8,425	8.8%	11,123	11.8%

TOTAL ASSETS	95,943	100%	94,397	100%

Applicant’s assets: The assets held by Applicant and financed by the issuance of covered bonds meet the eligibility criteria stipulated by the SFSA Law. These assets can be classified in three main categories: mortgage assets, public sector assets and replacement securities.

[13]

FGAS is the Guarantee Fund for Social Access Ownership Loans (“Fonds de Garantie de l’Accession Sociale à la Propriété”) and refers to a program of housing loans made to low income families and guaranteed by the French State.

Excluding short-term cash investments, the assets held by Applicant consist of mortgage loans, loans granted to, or other obligations of, public sector entities either acquired or originated by Applicant and senior securitization tranches, the underlying assets of which include at least 90% of those assets authorized by the SFSA Law to be purchased and held by Applicant. Because Applicant functions in many respects as a refinancing vehicle for Crédit Foncier and the CE network, a significant portion of its assets consist of loans purchased from Crédit Foncier (the loans purchased by Applicant from Crédit Foncier in 2008 represent, in aggregate, €2.6 billion) or, to a lesser extent, from the CE network (the loans purchased from the CE network in 2008 represented, in aggregate, €192 million). In May 2007, Applicant also purchased a portfolio of loans to local authorities from IXIS Corporate and Investment Bank, then a subsidiary of Natixis for €8.4 billion and now part of Natixis (IXIS Corporate and Investment Bank merged into Natixis on December 31, 2007). This purchase was part of a larger acquisition by Crédit Foncier and some of its affiliates of IXIS Corporate and Investment Bank’s public sector activities (including production teams and portfolio of loans to local authorities).

Mortgage assets: The first asset category consists of loans generated or acquired by Applicant or indirectly purchased by Applicant through highly rated senior real estate securitization tranches (composed of prime residential mortgage-backed securities tranches) and primarily backed by real estate security interests. These are first-ranking mortgages or first-ranking lender’s liens. For loans with a first rank mortgage or equivalent real estate guarantee, up to 60% of the adjusted value of the underlying financed asset is eligible for use as cover in future issuances benefiting from the Privilege. With respect to loans indirectly purchased through securitization tranches, the loan-to-value requirement does not apply; however, a minimum credit rating of the notes is required for them to be taken into account in the over-collateralization ratio. Also included in the mortgage assets are mortgage notes (“billets hypothécaires”) representing mortgage certificates issued by Crédit Foncier and pursuant to which Applicant finances Crédit Foncier’s issuance of real-estate secured loans to individuals by subscribing to notes issued by Crédit Foncier. These mortgage notes are included in mortgage assets because the underlying real estate secured loans meet the asset eligibility criteria for

SCFs although they may not always meet the stricter eligibility criteria implemented by Applicant itself for direct purchase of mortgage loans. Moreover, in the event of a default of Crédit Foncier on these mortgage notes, Applicant would have direct and automatic recourse to the underlying real estate secured loans, in addition to whatever claims it would have against Crédit Foncier. Finally, also included in the mortgage assets are secured loans guaranteed by the French government and referred to as “state subsidized mortgage loans” and “government-secured loans via FGAS”. These loans were granted under various public schemes implemented by the French government in order to facilitate purchases of property by low-income individuals.

Public sector assets: The second asset category consists of loans granted to, or other obligations of, public sector entities that meet the eligibility criteria of the SFSA Law. Also included in public sector assets are securitization tranches of public debt acquired by Applicant. These securitization tranches are investments in the form of senior debt securities issued by French statutory securitization vehicles or similar entities subject to the laws of a Member State of the EC or a Member State of the EEA, provided that at least 90% of the assets of these French statutory securitization vehicles or similar entities consist of assets that meet the eligibility criteria stipulated by the SFSA Law for direct purchase (i.e., mortgage loans and loans granted to, or other obligations of, public sector entities). They exclude specific or junior debt securities bearing the risk of default by the debtors of the underlying assets.

Replacement securities: These securities are highly rated cash-like securities that are sufficiently secure and liquid to be eligible for financing through the European central bank system. These securities cannot, by law, represent more than 15% of the total outstanding principal amount of Applicant’s privileged liabilities.

Trends: Applicant has increased its loans to the public sector significantly over the course of 2008, reaching €21.2 billion at December 31, 2008 (22.1% of total assets) compared to €17.2 billion at the end of 2007 (18.2% of total assets). Applicant has also increased its acquisition of public sector debt securities, reaching €11.1 billion at

December 31, 2008 (11.6% of total assets) compared to €8.1 billion at the end of 2007 (8.6% of total assets). In parallel, Applicant has decreased the percentage of its total assets represented by other mortgage loans (down from 11.0% at December 31, 2007 to 10.7% at December 31, 2008) and senior mortgage-backed securities (down from 18.5% of total assets at December 31, 2007 to 16.3% of total assets at December 31, 2008). Applicant expects that its recent tendency to expand its public sector financing activity at a more rapid rate than its housing sector financing activity will continue in future periods.

Applicant also continued to expand its public sector international business in 2008, originating more than €3.4 billion in additional public sector obligations of entities located outside France.

Market for and ratings of Applicant’s securities

Between its formation in 1999 and December 31, 2008, Applicant has issued and sold more than €106.0 billion in principal amount of covered bonds (approximately U.S.$147.5 billion based on exchange rates at December 31, 2008) of covered bonds in more than 460 separate issues. Certain of these issues have been listed on Euronext, while others have been listed on the Luxembourg Stock Exchange and still others have been privately placed. Reflecting the significant confidence accorded by market participants in the regulatory system applicable to French covered bonds in general and to Applicant’s business model in particular, each of Applicant’s issues of covered bonds has been rated in the highest possible category (AAA or equivalent) with stable outlook, by each of Moody’s, Standard and Poor’s and Fitch Ratings. In addition, in the summer of 2008, almost a year after the disruption in global credit markets began, these agencies14 reconfirmed the rating of all of Applicant’s outstanding covered bonds ratings.

[14]

Reflective of the protections embodied in the legal framework and business model described herein, Applicant actually enjoys a higher credit rating than its commercial bank parent, Crédit Foncier, whose current credit rating is AA-, Aa3 and A+ from Standard & Poor’s, Moody’s and Fitch Ratings, respectively.

Applicant issued more than €19 billion in principal amount of covered bonds from July 1, 2007 through December 31, 2008, during the so-called “credit crunch.” While interest rate spreads for residential mortgage-backed securities (“RMBS”) have widened significantly between July 2007 and December 2008, corresponding interest rate spreads for Applicant’s covered bonds have been much less impacted. This trend is demonstrated by comparing the impact of the disruption in global credit markets on the average interest rate spreads of five-year maturity RMBS in the United Kingdom and in Spain with the corresponding impact on the interest rate spreads for covered bonds issued by Applicant during this period. It is also highly instructive to compare the minimal impact of the global disruption in credit markets on the interest rate spreads for covered bonds issued by Applicant with the more significant impact on the interest rate spreads for contractually-based covered bonds issued by a French institution that is not licensed as an SCF (in the example below, Banque Fédérale du Crédit Mutuel).

Source: Crédit Foncier (2009)

The high degree of security of covered bonds is also reflected by the fact that covered bonds benefit from the preferred prudential treatment in terms of capital adequacy requirements for investment companies and credit institutions set out in the

European Directive 2006/48/CE of June 14, 2006. 15 Similarly, covered bonds meet the criteria set out in Article 22(4) of the European Directive 85/611/EEC, as amended, which provides for a regulatory exception to the legal regime applicable to collective investment funds and insurance companies, allowing them to hold up to 25% of their assets in securities of the same issuer if these securities are covered bonds.

Applicant believes that demand for its covered bonds is overwhelmingly institutional. Based on analysis of its “benchmark” issues effected in 2008 (benchmark issues being issues consisting of more than €1.0 billion in principal amount), Applicant believes that in 2008 approximately 43.5% of its benchmark issues were purchased by central banks, 27.2% were purchased by pension funds and assets managers, 20.8% by commercial banks, 7.2% were purchased by insurance companies and 1.3% by other institutional investors and sophisticated individuals. Although precise data is not available to Applicant, it also believes, based on conversations with market professionals, that the investor base for its issues of €1.0 billion or less is not materially different than for its benchmark issues. Moreover, Applicant believes that the geographic demand for its covered bonds is also quite diverse, with investors across Europe and Asia contributing significantly to the investor base. However, to Applicant’s knowledge, none of its covered bonds have been placed within the United States or to United States persons.

[15]	The risk weighting of covered bonds that meet the requirements of the European Directive 2006/48/CE of June 14, 2006 is set at 10%.

APPLICANT’S PROPOSAL

Applicant proposes to offer and sell in the United States covered bonds and other debt securities, provided that such other debt securities will in all events benefit from the Privilege as described herein (collectively, the “Privileged Debt Securities”).16 The proceeds of any such sale of Privileged Debt Securities will be used by Applicant as an additional source of financing for the housing and public sectors, pursuant to the legal framework applicable to SCFs as described above. Any such offer or sale in the United States shall occur only in transactions exempt from the registration requirements of the 1933 Act, including transactions effected as traditional private placements with institutional investors or in transactions in which the securities may be resold to “qualified institutional buyers” as contemplated by Rule 144A under the 1933 Act. Applicant undertakes to provide to any person to which it offers its Privileged Debt Securities in the United States, and will endeavor to ensure that any underwriter or dealer through whom it may make such offers will provide to each person to whom such offers are made, prior to any sale of Privileged Debt Securities to such person the types of disclosure documents that are typically used in private placements or Rule 144A offerings of highly rated securities and that meet the related disclosure obligations. These offering documents will include or otherwise incorporate by reference the most recent audited financial statements of Applicant made available to the public, accompanied, if and to the extent consistent with then prevailing market norms, by a brief description of any material differences in the accounting principles applied by Applicant’s independent public accountants and generally accepted accounting principles as implemented in the United States or pursuant to International Financial Reporting Standards. As part of the offering process, to the extent required by law or market practice, these offering documents will also be updated promptly to reflect any material change in Applicant’s financial condition and will otherwise be prepared in a manner consistent with the

[16]

Applicant’s proposal takes into account the fact that, under the SFSA Law, the SCFs can issue other types of indebtedness which, although not technically qualifying as covered bonds, also benefit from the Privilege. See footnote 7 to this Application.

preparation of offering documents for highly rated debt securities that do not involve a public offering.

APPLICANT’S CONDITIONS

Applicant agrees that the order granting the requested relief will be subject to the following conditions:

1. In connection with any offering by Applicant of its Privileged Debt Securities in the United States, Applicant will appoint an agent to accept service of process in any suit, action or proceeding brought on such Privileged Debt Securities and instituted in any State or Federal court presiding in the City and County of New York by any such holder of any such Privileged Debt Securities. Applicant will expressly submit to the jurisdiction of the New York State and United States Federal courts presiding in the City and County of New York with respect to any such suit, action or proceeding. Applicant will also waive the defense of forum non conveniens to the maintenance of any such action or proceeding in the New York State or United States Federal courts presiding in the City and County of New York. Such appointment of an agent to accept service of process and such submission to jurisdiction will be irrevocable until all amounts due and to become due in respect of such Privileged Debt Securities have been paid. No such submission to jurisdiction or appointment of agent for service of process will affect the right, if any, of a holder of any such security to bring suit in any court that will have jurisdiction over Applicant by virtue of the offer and sale of such Privileged Debt Securities or otherwise.

2. Applicant’s activities will conform in all material respects to the activities described in the Application.

3. Applicant is regulated as an SCF by the French banking authorities, as described in this Application.

4. Applicant will only offer and sell Privileged Debt Securities on a private basis in the United States to persons reasonably believed by Applicant to be (i)

institutional accredited investors as defined in paragraphs (1), (2), (3) and (7) of Rule 501(a) under the 1933 Act, (ii) any entity in which all of the equity owners come within such paragraphs, or (iii) qualified institutional buyers, as defined in Rule 144A under the 1933 Act.

5. Applicant will not make public offers or sales of equity or debt securities in the United States and will not make offers or sales of equity securities on either a public or private basis in the United States.

APPLICANT’S LEGAL ANALYSIS

An “investment company” is defined in Section 3(a)(1)(C) of the 1940 Act as including any issuer engaged in the business of investing, reinvesting, owning, holding or trading in securities, that owns or proposes to acquire investment securities having a value exceeding 40% of the issuer’s total assets. Section 3(a)(2) provides that, with the exception of three categories of securities that are not relevant to this Application, “investment securities” include all securities. A majority of Applicant’s assets consist of loans, debt securities and cash equivalents. These assets could be considered “investment securities” within the meaning of Section 3(a)(2). As a result, Applicant could be deemed to be an “investment company” under the 1940 Act.

Section 6(c) of the 1940 Act empowers the Commission to grant an exemption from the provisions of the 1940 Act if and to the extent that such exemption is (i) necessary or appropriate in the public interest; (ii) consistent with the protection of investors; and (iii) consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

Rule 3a-6 Exclusion

Rule 3a-6 under the 1940 Act excludes foreign banks and insurance companies from the definition of investment company for all purposes under the 1940 Act. A “foreign bank” is defined in Rule 3a-6(b)(1) as “a banking institution incorporated or organized under the laws of a country other than the United States” which, among other things, must be “engaged substantially in commercial banking activity.” The term “engaged substantially in commercial banking activity” is defined as being “engaged regularly in, and deriving a substantial portion of its business from, extending commercial and other types of credit and accepting demand and other types of deposits that are customary for commercial banks in the country in which the head office of the banking institution is located.” While a large part of Applicant’s business activity is to extend commercial credits such as mortgage loans and loans to public sector entities and Applicant is subject to extensive supervision and regulation by French banking authorities, as a credit institution licensed as an SCF under French law, it cannot “accept demand and other types of deposits.” Therefore, Applicant is not eligible for the exclusion provided by Rule 3a-6.

The unavailability of the Rule 3a-6 exclusion is clearly related to Applicant’s status as an SCF. Although Applicant’s primary activities include making and acquiring mortgage loans, loans to public entities and acquiring eligible securities on a commercial basis, due to the restrictions placed upon it as a credit institution licensed as an SCF under French law, Applicant is precluded from carrying out certain banking activities, such as accepting deposits, whereas its direct parent, Crédit Foncier, which is licensed as a commercial bank, may carry out such activities. Applicant has never held itself out as, or considered itself to be, an “investment company” either as this term is defined in the 1940 Act or in the context of the spirit or purposes of the 1940 Act, and its core activities overlap with those of commercial banks. Indeed, the characteristics that separate it from classification as a commercial bank are those associated with the special purpose of Applicant and its legally mandated public function. In this regard, it is interesting to note that the Commission has often relied on the strong element of non-U.S. government policy (and non-U.S. government control) behind the activities of banks (and other government-regulated financing institutions) to grant exemptions from all provisions of the 1940 Act under Section 6(c) where exemptions for specific kinds of activities could not be otherwise relied on. See The Industrial Finance Corporation of Thailand, Release Nos. IC-21172, 59 SEC-Docket 1737-156 (June 28, 1995) (Notice) and IC-21251, 59 SEC-Docket 2295-145 (July 25, 1995) (Order).

As an SCF, Applicant was created solely for the purpose of providing a source of financing for the housing and public sectors, and the overwhelming majority of its business activity consists in originating or acquiring obligations incurred for these specific purposes. In fact, due to its special status as an SCF, Applicant is governed by a legal regime in many respects stricter than the regime applicable to commercial banks in

France, one that combines limitations on the scope of permitted activity, heightened reporting standards and special oversight to increase transparency, as set forth above in greater detail. Applicant is subject to an extensive regulatory framework established by the SFSA Law, and it is regulated and supervised by the French banking authorities. These regulations reinforce control of SCFs by requiring the appointment of a Specific Controller approved by the Banking Commission to verify compliance with legal provisions regarding asset eligibility, over-collateralization of assets in relation to preferred liabilities, the congruence of rate and liquidity and the valuation of assets or underlying securities. The Specific Controller independently prepares an annual report that must be submitted to the Banking Commission. Additionally, over and above the oversight exercised by the Specific Controller, as is typically the case with respect to French corporations with listed securities, two independent auditors regularly audit Applicant’s accounts.

Applicant is also subject to substantial internal control and supervision exercised by Crédit Foncier, Applicant’s parent company and itself a licensed commercial bank, and the CNCE, Applicant’s indirect parent company and the central institution of the CE network. As stated above, Applicant does not have its own staff and relies on the technical and human resources of Crédit Foncier to carry out its business. Crédit Foncier services Applicant’s needs based on a set of agreements governing the outsourcing of these services. These agreements also minimize the number of non-investor creditors of Applicant, thereby enhancing protection of holders of its debt securities, and help ensure the continual supervision of Applicant’s activities and compliance with government regulations. The purpose of such a system is to allow Applicant to use the quantitative and qualitative resources of Crédit Foncier although Applicant’s executive management is ultimately responsible for establishing internal controls and implementing them. In addition to Crédit Foncier’s active role in administering core internal functions of Applicant, Applicant is also subject to strict organizational standards validated by CNCE, as the central institution of the CE network. The oversight of Applicant by CNCE is intended to ensure that the standards and quality of Applicant’s internal control procedures are consistent with the standards and quality of the internal control procedures in the CE network as a whole. Finally, Applicant is generally subject to a more direct form of government oversight and supervision than commercial banks in France because of the participation by the French government in the implementation of standardized internal control standards by CNCE (exercised by a permanent government representative at CNCE).

In sum, Applicant provides financing on a commercial basis to sectors of public importance and is regulated by French banking authorities, supervised by a Specific Controller and operated and controlled directly by a commercial bank within an overall regulatory framework specifically applicable to France’s third largest banking group. Applicant respectfully submits that this combination of function, regulation, oversight and control exercised by bank regulators and banking institutions places it squarely within the spirit, albeit not the letter, of Rule 3a-6.

Rule 3a-7 Exclusion

Rule 3a-7 excludes certain structured finance vehicles from the definition of “investment company” for all purposes under the 1940 Act. Rule 3a-7 was adopted in order to exclude from the definition of “investment company “certain issuers that do not issue redeemable securities, pool cash-flow producing assets and issue primarily debt or debt-like securities backed by those assets, provided certain investor-protection safeguards are put in place. In particular, to qualify for the Rule 3a-7 exemption, an issuer may only issue “fixed income securities” or other securities that entitle their holders to receive payment that depend primarily on the cash flow from “eligible assets”. One important policy justification for Rule 3a-7 was to encourage the growth of the structured finance market by eliminating the very significant disparity in regulatory treatment (and related ability to access the capital markets) between structured finance vehicles that were able to rely on the exclusion from the definition of investment company contained in Section 3(c)(5) of the 1940 Act and those that were not. Instead of necessarily focusing on the nature of the assets being securitized as the critical factor in determining an entity’s status under the 1940 Act, as does Section 3(c)(5), in proposing and adopting Rule 3a-7, the Commission chose to focus on the structure and operations of structured finance vehicles in determining their 1940 Act status. So long as certain fundamental principles intended to protect investors against the abuses the 1940 Act was designed to prevent are in place, Rule 3a-7 excludes structured finance vehicles from the definition of “investment company.”17

As was the case with a variety of structured finance vehicles created prior to the adoption of rule 3a-7, Applicant’s structure and operations are incompatible with many of the 1940 Act’s provisions.18 As was also the case with a variety of structured finance vehicles created prior to the adoption of Rule 3a-7, Applicant finds itself unable to rely clearly on the exclusion from “investment company” contained in Section 3(c)(5) of the 1940 Act. Although Applicant is engaged in providing financing to the housing sector, only about 28.5% of its assets at December 31, 2008 consisted of “mortgages and other liens on and interests in real estate,” or “qualifying interests” as such term has been construed by the Staff of the Division of Investment Management.19 While Applicant’s

[17]	See Exclusion from the Definition of Investment Company for Certain Structured Financings, Release No. IC-18736, [1991-1992 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 84,950 (May 29, 1992) (hereinafter the “Proposing Release”); Exclusion from the Definition of Investment Company for Structured Financings, Release No. IC-19105, [1992 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 85,062 (Nov. 19, 1992) (hereinafter the “Adopting Release”)
[18]	The French regulatory regime with respect to SCFs is intended, among other things, to foster Applicant’s role as a financing vehicle for its parent company, Crédit Foncier. Due to this function within the context of the French regulatory regime, Applicant’s structure and operations are thus incompatible with many of the 1940 Act’s substantive provisions. For example, Applicant acquires assets in the normal course of business from its parent company in transactions that would conflict with the limitations on affiliate transactions contained in Section 17 (“Transactions of Certain Affiliated Persons and Underwriters”) of the 1940 Act. Applicant’s issuance of covered bonds would also conflict with the limitations on the issuance of senior securities contained in Section 18 (“Capital Structure”) of the 1940 Act. These provisions of the 1940 Act are illustrative of the nature of the difficulties (indeed, impossibility, in many cases) for Applicant to comply with many of the provisions of the 1940 Act, although this list is not exhaustive. In addition to issues raised by numerous substantive provisions of the 1940 Act, as a non-U.S. issuer, Applicant may not have the option of registering as an investment company, given Section 7(d) of the 1940 Act and the policy of the Commission in respect thereof. Conversely, the 1940 Act is not compatible with the SFSA Law governing Applicant because the 1940 Act’s treatment of affiliate transactions and of the issuance of senior securities, among other features, is inconsistent with the SFSA Law’s goal of creating a new form of affiliated refinancing vehicles for financial institutions by encouraging these vehicles to issue senior securities protected by a specific legal regime.
[19]	These “qualifying interests” consist of the balance sheet categories labeled “state subsidized mortgage loans,” “government-secured loans via FGAS,” “other mortgage loans” and “mortgage notes.” In fact, the status of mortgage notes as “qualifying interests” is somewhat ambiguous, but inclusion of mortgage notes either as “qualifying interests” or “real estate-type assets” does not affect the ultimate analysis under Section 3(c)(5).

assets also include substantial “real estate-type assets,” consisting principally of senior mortgage securitization tranches at December 31, 2008, these assets do not typically confer on Applicant the “same economic experience” in the underlying mortgage pools than Applicant would enjoy if it had direct ownership of the underlying mortgages and therefore do not constitute “qualified interests” in real estate as such term has been construed by the staff of the Division of Investment Management in the no-action process. As a result, less than 55% of Applicant’s total assets constitute “qualifying interests in real estate,” thereby precluding Applicant’s reliance on the exclusion from the definition of investment company contained in Section 3(c)(5)(C) of the 1940 Act.20

In parallel, as another integral part of its business model, Applicant provides financing to the public sector, but at December 31, 2008 only about 22.4% of its assets consisted of direct loans to public entities,21 which the Staff of the Division of Investment Management has recently construed to represent in certain specified circumstances loans “to prospective purchasers of specified merchandise, insurance and services,” for purposes of Section 3(c)(5)(B) of the 1940 Act .22 Applicant believes that these direct loans could be analogized to “qualifying interests in real estate” for purposes of a potential no-action letter under section 3(c)(5)(B) of the 1940 Act. Applicant also has substantial assets that could be deemed “related assets” in the context of Section 3(c)(5)(B) of the 1940 Act, including €11.1 billion in debt securities issued by public entities and €7.6 billion in senior securitization tranches of public debt at December 31,

[20]	See Landmark Funding Corporation, SEC No-Action Letter, 1984 SEC No-Act. LEXIS 2673 (Sept. 20, 1984), Salomon Brothers Inc., SEC No-Action Letter, 1985 SEC No-Act. LEXIS 2283 (June 17, 1985), and CMO Mortgage Corp., SEC No-Action Letter, 1985 SEC No-Act. LEXIS 2385 (July 22, 1985). See also the Proposing Release.
[21]	These direct loans to public entities consist of the balance sheet categories labeled “state subsidized public loans” and “other public loans”.
[22]	Ironically, the no-action letter in which direct loans to public entities were so construed was granted to Dexia Municipal Agency, one of five other licensed French SCF’s in addition to Applicant. The structure and operations of Dexia Municipal Agency are regulated by the SFSA Law, just as the structure and operations of Applicant, but the nature of the respective Eligible Assets on each entity’s balance sheet differs (in particular, Dexia Municipal Agency holds more than 80% of its assets in loans made to the public sector). See Dexia Municipal Agency, SEC No-Action Letter, 2007 SEC No-Act. LEXIS 689 (Dec. 26, 2007).

2008. However, less than 55% of Applicant’s total assets constitute “qualifying interests” for purposes of Section 3(c)(5)(B), thereby precluding Applicant’s reliance on the exclusion from the definition of investment company contained therein.

Finally Section 3(c)(5) of the 1940 Act also excludes from the definition of investment company any issuer that is “primarily engaged” in one or more of the business enumerated in that section, provided other conditions not relevant here are met. Applicant has of course considered whether its housing and public sector activities could, taken together, form the basis for the conclusion that Applicant is excluded from the definition of “investment company” by Section 3(c)(5)(B) and Section 3(c)(5)(C) working in tandem. However, as Applicant’s “qualifying interests” in both categories still fall short of the 55% of total assets threshold, this exclusion is likewise not clearly available to Applicant. In light of the mixed nature of its assets, which include “qualified interest” real estate assets for purposes of Section 3(c)(5)(C), “real estate-type” assets, direct public loans that could be analogized to “qualified interest” assets for purposes of Section 3(c)(5)(B), debt securities issued by public entities as well as senior tranches of mortgage-backed and public loan securitizations, and which therefore cut across multiple asset categories contained in Section 3(c)(5), Applicant is not able to clearly rely on the exclusion from the definition of “investment company” contained in Section 3(c)(5) of the 1940 Act.

Against this background of multiple asset classes that do not clearly fall within the categories created by Section 3(c)(5) of the 1940 Act – precisely the background invoked by the Commission in proposing and adopting Rule 3a-7 – it is highly instructive to compare the operational and structural investor protection safeguards put in place by the Commission in Rule 3a-7 with the operational and structural investor protection safeguards put in place by the SFSA Law and by Applicant itself pursuant to its status as an SCF, its affiliation to CNCE and to the conditions contained herein.

Business: An issuer seeking to rely on the Rule 3a-7 exclusion from the definition of “investment company” must be engaged in the “business of purchasing or otherwise acquiring and holding eligible assets” and related activities. See Rule 3a-7(a).

Pursuant to the SFSA Law, the sole permitted business of Applicant is the acquisition and holding of Eligible Assets and related activities (including the financing thereof). Both the United States and France recognize that vehicles seeking to benefit from an exceptional regulatory status while issuing securities backed by cash-flow generating assets should only be permitted to pursue a narrow range of activities closely related to their core business.

Eligible assets: “Eligible assets” for purposes of Rule 3a-7 means financial assets that by their terms convert into cash within a finite period of time. See Rule 3a-7(b)(1). Under the SFSA law, Applicant may only invest in “Eligible Assets” consisting of mortgage obligations and public sector obligations as well as highly liquid cash equivalents. Each of these categories of “Eligible Assets” constitutes financial assets that by their terms convert into cash within a finite period of time. Both regulatory regimes therefore impose strikingly similar limitations on the types of assets permitted to be acquired by vehicles seeking to benefit from the regime.

Nature of the securities issued: Under Rule 3a-7(a)(1), an issuer must issue “fixed income securities” or other securities that entitle the holders to receive payments that depend primarily on the cash flow from eligible assets. Applicant only issues fixed-income securities to third parties. It has no material assets, other than Eligible Assets and replacement securities, and it maintains liquidity reserves sufficient to meet its obligations on a rolling twelve month basis. Finally, Applicant typically holds its assets to maturity and does not engage in meaningful disposals of assets. This combination of factors ensures that Applicant’s covered bonds are serviced primarily by cash flow from eligible assets. Moreover, Applicant does not issue redeemable securities, as is also prohibited by Rule 3a-7.

Nature of the investors: Rule 3a-7 provides that an issuer relying on the rule may issue fixed income securities on a public basis if the securities are rated in one of the four highest rating categories. See Rule 3a-7(a)(2). Fixed-income securities not so rated may be sold to institutional accredited investors, and any securities may be sold to qualified institutional buyers as defined under Rule 144A under the 1933 Act, as well as to certain persons affiliated with the issuer.23 Applicant’s investor base in the United States would be institutional, as Applicant only seeks relief to offer and sell Privileged Debt Securities in the United States to institutional accredited investors and qualified institutional buyers as defined under the 1933 Act.24 Therefore Applicant’s proposed U.S. investor base is wholly consistent with Rule 3a-7 as it is presently in effect.

Acquisition and disposition of eligible assets: Rule 3a-7(a)(3) imposes three important limits on an issuer’s ability to acquire and dispose of eligible assets. Such transactions must conform to the governing documents of the issuer’s securities; they must not result in a downgrading of the issuer’s securities; and they must not be effected for the primary purpose of recognizing gains or decreasing losses resulting from market value changes. Although Applicant does continually acquire Eligible Assets, it does so not only subject to the requirements of the SFSA Law, which provides for an over-collateralization ratio and other strict acquisition criteria, but also subject to Applicant’s internal acquisition criteria which are generally stricter than the criteria imposed by law, such that no acquisition has ever resulted in a ratings downgrade or has adversely affected the full and timely payment of its fixed-income securities. Applicant acquires Eligible Assets consistent with its financing mission and the acquisition of “cover” for additional issuance of covered bonds, not to recognize gains or decrease losses. Finally,

[23]	In 2008, the Commission proposed to amend Rule 3a-7 to eliminate the ability of an issuer seeking to rely on the rule to offer and sell fixed-income securities to the public if a minimum rating is obtained (instead, issuers wishing to rely on the rule would have been required to offer and sell their securities on a private basis to institutional investors). See References to Ratings of Nationally Recognized Statistical Rating Organizations, Release No. IC-28327 (July 1, 2008) (17 C.F.R pts. 270 and 275). Although the Commission has not adopted this proposed amendment, Applicant notes that, should the Commission decide to reexamine this amendment in the future, Applicant’s proposed U.S. investor base is wholly consistent with Rule 3a-7 as it is presently in effect and as it was proposed to be amended. In addition, Applicant also notes that its business model is consistent with other changes to Rule 3a-7 that were also proposed by the Commission in 2008 but not adopted (in relation to Rule 3a-7(a)(3)(ii) and Rule 3a-7(a)(4) in particular). Thus the similarities between covered bonds and fixed income securities covered by Rule 3a-7 would exist even if the Commission’s proposed amendments to Rule 3a-7 had been adopted. See Amendments to Rules for Nationally Recognized Statistical Rating Organizations, Release No. 34-59342 (February 2, 2009) (17 C.F.R. pts. 240 and 249b).
[24]	Applicant’s covered bonds are, as mentioned above, all rated in the highest category by the most prominent rating agencies, but Applicant in all events does not seek relief to offer and sell fixed income securities on a public basis.

Applicant does not engage in disposition of Eligible Assets to any meaningful extent and typically holds Eligible Assets to maturity. Applicant is simply not managing a portfolio of Eligible Assets as might, for example, an investment company investing in fixed-income securities.

Third-party monitoring: Rule 3a-7(a)(4) requires that an issuer seeking to rely on the rule take reasonable steps to appoint a qualified trustee to act as such in respect of the issuer’s securities in a manner contemplated by Section 26(a)(3) of the 1940 Act. As the concept of such a trustee is not recognized by French law in general nor by the SFSA Law in particular, it is not feasible for Applicant to appoint such a trustee. However, to the extent that the policy behind Rule 3a-7(a)(4) is to ensure that security holders of an issuer such as Applicant are represented by a third party unaffiliated with the issuer, Applicant respectfully submits that the regulatory supervision and control of Applicant by French banking authorities, and in particular the role of the Specific Controller as described above, fully addresses the policy concerns inherent in Rule 3a-7(a)(4)(ii).

Security interest/priority of claims: Rule 3a-7(a)(4)(ii) requires the issuer to take reasonable steps to cause the trustee to have a perfected security interest or ownership interest in the “eligible assets” whose cash flows will service the fixed income securities. It does not, however, mandate a specific priority for this security interest. By contrast, under the SFSA Law, holders of Applicant’s covered bonds have an absolute, first priority claim against the Eligible Assets, a claim that is superior to that of any other creditor, including the French State. Thus, as regards security, the SFSA Law provides for a level of priority of claim against the Eligible Assets that significantly exceeds the “perfected security interest” threshold established by Rule 3a-7(a)(4).

Segregation of cash flows: Drawing on the “trustee” concept employed in Rule 3a-7(a)(4), the rule also provides for the periodic deposit of cash flows by the issuer into segregated account controlled by the trustee.25 Although the SFSA Law does not

[25]	Under Rule 3a-7(a)(4), this action would need to be consistent with the rating of the outstanding fixed-income securities.

countenance a third party institution such as a trustee holding such a segregated account, it does specifically require that the cash flows from the Eligible Assets be allocated as a matter of absolute priority to the payment of obligations benefiting from the Privilege and it creates the elaborate supervisory apparatus described above to monitor, among other things, compliance with this requirement. Thus Applicant believes that its investors are satisfactorily protected notwithstanding its inability to appoint a trustee to maintain a segregated account as contemplated by Rule 3a-7(a)(4).

Despite Applicant’s inability to utilize the exemptions provided by Rule 3a-7, Applicant believes that the activities it performs and the extensive regulations and controls to which it is subject, provide an appropriate basis on which the Commission may grant exemptive relief under Section 6(c) of the 1940 Act.

Section 6(c) Standards

Section 6(c) of the 1940 Act provides for the Commission’s ability to unconditionally exempt any person from the provisions of the 1940 Act if the exemption is: (i) either necessary or appropriate in the public interest; (ii) consistent with the protection of investors; and (iii) consistent with the purpose fairly intended by the policy and provisions of the 1940 Act. As described in detail below, Applicant believes that the exemption from the provisions of the 1940 Act requested in this Application would fulfill each of the three conditions.

Necessary or appropriate in the public interest: Approval of this Application is necessary or appropriate in the public interest. At a time when interest in the European covered bond market and in the development of “best practices” to govern a contractually based U.S. covered bond regime has grown significantly among U.S. policymakers and institutional investors, approval would open the U.S. market to covered bonds issued by one of the world’s largest issuer of such obligations and thus permit highly sophisticated U.S. investors to purchase securities of a type that has already proven attractive to their counterparts in Europe and Asia, thus furthering the policy of the United States to encourage the free flow of capital among nations. Approval of this Application would allow highly sophisticated U.S. investors to achieve a great level of diversification of their portfolio by investing in high-quality securities not currently available to them while benefiting from a privileged legal status as covered bond holders. Approval of this Application would also allow highly sophisticated U.S. investors to benefit from the intrinsic quality and robustness of Applicant as an issuer of covered bonds, as demonstrated by high levels of issuance and a diversified investor base (and in particular, the significant participation of central banks). If Applicant were deemed to be an “investment company” in the sense of the 1940 Act and were accordingly denied the exemption requested, it would as a practical matter severely limit its offering securities in the United States. 26 Applicant’s access to the United States investment market would

[26]

In light of Applicant’s experience in the offer and sale of covered bonds to institutional investors in jurisdictions outside the United States, Applicant believes that it would be able to offer and sell covered bonds solely to “qualified purchasers” within the United States in compliance with Section 3(c)(7) of the 1940 Act, thereby making this Application unnecessary. However, in order to ensure that issuers have a “reasonable belief” that initial investors and subsequent transferees are “qualified purchasers,” as required by Section 3(c)(7), participants in the market for securities issued in reliance on Section 3(c)(7) have developed highly specialized and restrictive book-entry trading procedures over and above the procedures put in place to monitor book-entry trading of securities being resold to qualified institutional buyers as defined in Rule 144A under the 1933 Act. See John E. Baumgardner Jr., Alan L. Beller, John T. Bostelman, Pierre de Saint Phalle, Nora M. Jordan, Brian M. Kaplowitz, Richard S. Lincer, John A. MacKinnon, Paul S. Schreiber and Thomas R. Smith, DTC Deposit of Rule 144A Securities Issued by Structured Finance and Certain Foreign Issuers Relying on Section 3(c)(7) of the Investment Company Act, The Investment Lawyer No. 6 (June 1999); Barry Barbash, John E. Baumgardner Jr., Susan M. Boccardi, John T. Bostelman, Lanet L. Fisher, Michael Gerstenzang, Nora M. Jordan, Brian M. Kaplowitz, Richard S. Lincer, John A. MacKinnon, Paul S. Schreiber and Thomas R. Smith, Jr., and Danforth Townley, New Developments in Procedures for Book-Entry Deposit of Rule 144A Securities by 3(c)(7) Issuers, The Investment Lawyer No. 3 (March 2003); See also Barry Barbash, John E. Baumgardner Jr., Robin M. Bergen, John T. Bostelman, Alina Fulop, Nathan J. Greene, Nora M. Jordan, Brian M. Kaplowitz, Jeffrey D. Karpf, Richard S. Lincer, John A. MacKinnon, Jonathan B. Miller, Margery K. Neale, Paul S. Schreiber and Danforth Townley, Book-Entry Deposit Procedures for Certain Offerings by Non-U.S. Issuers under Section 3(c)(7) of the Investment Company Act, The Investment Lawyer No. 7 (July 2008).

After discussions with its advisors, Applicant believes that due to these additional procedures the market for securities issued in reliance on Section 3(c)(7) is less liquid and efficient and therefore more expensive than the traditional institutional resale debt market based on Rule 144A under the 1933 Act. In addition, as the Commission itself has noted in the Proposing Release, complex asset-backed securities that do not qualify for the exclusion from the definition of investment company set forth in Rule 3a-7 (typically because the underlying portfolio of assets is actively managed) are themselves very frequently traded in the Section 3(c)(7) market. As demonstrated in this Application, debt securities of the type sought to be offered and sold in the United States by Applicant to institutional investors have shown themselves over the course of the so-called “credit crunch” to have minimal levels of risk and price volatility compared to these more complex structured products. Applicant’s debt securities have proven themselves to be materially less sensitive to changing market perceptions of credit risk than many of the types of securities traded in the Section 3(c)(7) market. As a result of therefore be limited. In contrast, if the Application is approved, this would benefit investors in the United States by increasing the accessibility of the securities offered by Applicant.

Furthermore, approval of this Application would support Applicant in its primary function of providing an accessible source of financing for the housing and public sectors in France and abroad, including to a growing extent, the United States. Notably, Applicant has focused its efforts in recent years on increasing its acquisition of eligible assets at an international level. An exemption is therefore necessary and appropriate in the public interest in order to facilitate the extension of Applicant’s sources of capital, consistent with Applicant’s growing role in financing eligible assets in non-European countries, including the United States.

Additionally, an exemption is necessary or appropriate in the public interest in order to secure the benefits that will accrue to U.S. institutional investors if Applicant’s securities are offered and sold in the United States. As U.S. institutions generally increase their holdings of foreign issuers’ securities in order to achieve greater diversification and a correspondingly lower level of risk than would be present in a portfolio consisting exclusively of U.S. securities, approval of this Application is thus necessary or appropriate in the public interest because it would encourage investment by these factors, Applicant believes that its overall interest costs on debt securities offered and sold in the United States would be materially higher in the Section 3(c)(7) market than if its debt securities were offered and sold in the more traditional institutional market for debt securities. Even if the more restrictive trading procedures and the interest rate premium associated with the Section 3(c)(7) market led to a marginally higher interest rate for Applicant of a single basis point, an issuance of covered bonds of U.S.$1.0 billion in principal amount by Applicant to U.S. institutional investors would cost Applicant an additional U.S.$1.0 million in additional interest expense annually. Given that Applicant issued more than €30.0 billion in principal amount of covered bonds in 2007 and 2008, the magnitude of potential increased costs over time to Applicant is very significant and thus has also deterred Applicant from otherwise accessing the U.S. capital markets in reliance on Section 3(c)(7) of the 1940 Act.

As a condition to its obtaining the relief sought hereby, and notwithstanding Applicant’s ability to offer and sell debt securities to affluent natural persons who are “qualified purchasers” in compliance with Section 3(c)(7) of the 1940 Act, Applicant will forego the possibility of issuing debt securities to such affluent natural persons, as would otherwise clearly be permitted by Section 3(c)(7) of the 1940 Act, and will limit its offer and sale of debt securities to persons reasonably believed by Applicant to be institutional accredited investors and qualified institutional buyers in the manner described herein.

U.S. institutional investors in a major foreign issuer offering securities with an low risk levels and price volatility. Approval of this Application will benefit both institutional and other sophisticated investors in the United States and, indirectly, the general public investing through institutions, by making Applicant’s securities available in the United States.

Consistency with the protection of investors: Approval of this Application is consistent with the protection of investors. As a regulated credit institution under French law, Applicant is subject to extensive legal and regulatory protections governing its activities. Applicant believes that the activities it performs and the extensive regulations and controls put in place by the SFSA Law and by Applicant itself pursuant to its status as an SCF and its affiliation to CNCE provide operational and structural investor protection safeguards that are comparable to the investor protection safeguards put in place by the Commission to exclude an entire category of issuers from the definition of investment company pursuant to Rule 3a-7. In addition to these legal and regulatory obligations, purchasers of securities sold by Applicant in the United States would have the benefit of the protections of the laws in the United States applicable to securities offered and sold to qualified institutional buyers and other institutional investors. Anti-fraud provisions of the Securities Exchange Act of 1934, as amended would in all events apply to any offering of securities in the United States.

Applicant has also agreed that any exemptive relief granted by the Commission may be conditioned on its compliance with the conditions set forth above under “Applicant’s Conditions” concerning the appointment of an agent in the United States to accept service of process and the submission to the jurisdiction of certain courts.

As a result of Applicant’s compliance with the foregoing conditions, there will be no impediment to a U.S. holder of securities to enforcing its rights under federal and state securities laws due to the international location of Applicant.

Finally, investors would have the protection provided by both the French regulation of Applicant’s operations and the laws in the United States covering any securities issued. Therefore, approval of the Application is consistent with the protection of investors.

Consistency with the purposes of the 1940 Act: Congress anticipated that the Commission would exempt, under Section 6(c), “persons not within the intent of the proposed legislation.” S. Rep. No. 76-1775, at 13 (1940). Therefore, although the term “investment company” is broadly defined in the 1940 Act, approval of this Application is nevertheless consistent with the purposes of the 1940 Act because Applicant is clearly not an entity to which the 1940 Act was intended to apply.

Assuming that due to the nature of its business or assets Applicant were deemed to be an investment company, the legislative history and intent behind the 1940 Act unequivocally demonstrate that it was not Congress’ intention that the definition of “investment company” should apply to an institution such as Applicant. According to S. Rep. No. 76-1775, at 2 (1940):

Investment trusts and investment companies are essentially institutions which provide a medium for public investment in common stocks and other securities.

According to H.R. Rep. No. 76-2639, at 6 (1940):

Investment trusts and investment companies are in essence institutions for the investment of the savings of small investors in securities, particularly the common stocks of industrial and other companies.

Applicant is clearly not such an institution, as it is prohibited by law from holding equity security participations and it does not intend to offer and sell its securities to retail investors in the United States.

Indeed, Applicant is precisely one of the kinds of credit institution contemplated by the exemptive application provisions of Section 6(c) of the 1940 Act. While it is not technically a “bank,” Applicant is nonetheless authorized to engage in several banking activities. Applicant’s limited and exclusive purpose has been and is to provide a source of finance for the housing and public sectors through the issuance of covered bonds. Due to its status as an SCF, Applicant is heavily regulated and supervised. Applicant is also controlled in many regards as to the financing it can undertake and the loans it can extend by French banking laws and through the extensive oversight and regulation implemented by the Banking Commission. Accordingly, the activities of Applicant do not lend themselves to the abuses against which the 1940 Act was directed (excessive management, insider loans on highly favorable terms, investments in companies in which the managers of the investment company have a personal interest, pyramiding of control, issuance of new securities, reorganizations and excessive borrowings in derogation of the rights of holders of existing securities and operation without sufficient assets or reserves). As a result, this Application is consistent with the purposes of the 1940 Act.

Despite the fact that Applicant is in some ways distinguishable from a traditional bank, the rationale of Congress and the Commission in promulgating rules under the 1940 Act exempting foreign financial institutions such as banks and insurance companies applies equally to Applicant. When the Commission proposed amendments to Rule 6c-9, the predecessor to Rule 3a-6, the Commission stated:

Generally, the proposed rule amendments would expand the current rule to exempt from registration those entities that the Commission believes (1) do not, in effect, function as investment companies; and (2) are generally subject to supervision by an appropriate regulatory authority, and further, are entities that generally the Commission is familiar with through the exemptive process. See Exemption from the Investment Company Act of 1940 for the offer and sale of securities by foreign banks and foreign insurance companies and related entities,

Investment Company Act, Release No. IC-17682 [1990 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 84,617 (Aug. 17, 1990).

The Commission also stated that it recognized that “every foreign country will have a different scheme for regulating the various types of financial institutions and a different definition of their range of permitted activities.” Id. As described above, Applicant is a highly regulated credit institution subject to extensive regulation by the Banking Commission in addition to special regulations that are specifically applicable to SCFs. Those regulations require compliance with increased reporting obligations on internal control procedures and the assessment and supervision of risk exposures. Reports are subject to evaluation by the Banking Commission, the statutory auditors of Applicant and the Specific Controller. These and other obligations in many respects place Applicant under stricter regulation compared to commercial banks in France in general, especially considering that SCFs are not only subject to a degree of control and governmental supervision uncharacteristic of the private sector enterprises to which the 1940 Act was principally intended to apply, but are also subject to regulation uniquely applicable to the SCFs. Effectively, Applicant is regulated and supervised by the same entities that regulate traditional banks in France in addition to being subject to specific regulation applicable to SCFs. This layered scheme of regulation provides “belt and suspenders” oversight that doubly ensures the protection of investors.

Both prior to and since the adoption of Rule 3a-6, the Commission has frequently exercised the authority granted to it under Section 6(c) to provide exemptions from the provisions of the 1940 Act for foreign counterparts of other domestic financial institutions that fall within the coverage of the 1940 Act, including a variety of special purpose entities engaged in the extension of financing for specific purposes of public importance. (See e.g., The Industrial Credit and Investment Corporation of India Limited, Release Nos. IC-22406, 63 SEC-Docket 1109-40 (Dec.18, 1996) (Notice) and IC-22469, 63 SEC-Docket 1649-29 (Jan. 14, 1997) (Order) (applicant was publicly traded industrial finance company that provided medium-term and long-term financial assistance to all sectors of the Indian economy); Stadshypotek AB, Release Nos. IC-

20636, 57 SEC-Docket 2239-1325 (Oct. 19, 1994) (Notice) and IC-20689, 57 SEC-Docket 2712-1559 (Nov. 8, 1994) (Order) (applicant was credit corporation that extended mortgage loans for commercial and residential developments); Crédit Local de France, Release Nos. IC-18249 (July 24, 1991) (Notice) and IC-18286 (August 22, 1991) (Order) (applicant was development institution that loaned funds to public and private entities and that issued debt securities similar to covered bonds under the French legal regime applicable to such issuers before the adoption of the SFSA law in 1999).

Applicant bears much in common with several of the foreign credit institutions that have been granted exemptive orders by the Commission. Although it is not technically a “bank,” it is authorized to perform certain core activities of a traditional bank in France, such as making commercial loans. Due to regulation imposed on a consolidated basis on its parent company, a licensed commercial bank, and its status as a financial company and an SCF, Applicant is not only indirectly subject to the same regulatory standards as French commercial banks (through the supervision of the Banking Commission) but also to additional control mechanisms (by operation of law or as a result of its affiliation with CNCE). In particular, by operation of these regulatory standards at the level of Applicant and on a consolidated basis at the level its parent company, Applicant must comply with the same prescribed prudential ratios as French commercial banks. As an SCF, it is also subject to specific ratios applicable to SCFs such as the over-collateralization ratio and the loan-to-value ratio referred to above. In addition, Applicant is subject to standardized internal control procedures that are not only validated by CNCE as the central institution of the CE network and applicable to all institutions in the CE network but also implemented by Applicant’s parent company, a licensed commercial bank. Like Crédit Local de France and Stadshypotek AB, which have previously been granted under Section 6(c) exempting them from all provisions of the 1940 Act, Applicant was established and operates to serve a public purpose, and is subject to the supervision of relevant authorities of the foreign country’s government. As a specialized credit institution, Applicant fulfills a public interest objective of providing financial resources for favored sectors in France and abroad, from infrastructure projects (such as public transportation, railways and motorways) to first-time homebuyer loans.

While Applicant is not owned by the French government, its function is linked to public interest mandates. Like numerous other applicants who have been granted Section 6(c) orders exempting them from compliance with all provisions of the 1940 Act, Applicant is a specially created credit institution formed for the purpose of providing financing to sectors of significant public importance.

On the basis of the foregoing, this Application falls squarely within the parameters previously suggested by the Commission for the exercise of its discretion under Section 6(c), which was intended to address those situations that were “unforeseen at the time of the passage of the Act” and not provided for in the 1940 Act. In re Sisto Fin. Corp., 23 S.E.C. 311, 313 (July 16, 1946).

The Commission is authorized to issue exemptions when three general conditions are met. It is requested that the Commission grant this Application because all three of those conditions have been met. Applicant therefore respectfully requests that the Commission enter an Order pursuant to Section 6(c) of the 1940 Act exempting Applicant from each and every provision of said 1940 Act.

PROCEDURAL MATTERS

Authorization Required by Rule 0-2(c) under the Rules and Regulations promulgated under the 1940 Act

Article 14, paragraph 1 of the by-laws of Applicant provides in pertinent part as follows:

Powers of the Board of Directors. “The Board of Directors determines the strategic direction of the company and supervises implementation. Subject to the powers expressly attributed to Shareholders’ Meetings and within the limits of the company’s corporate purpose, the Board of Directors can deliberate on any issue affecting the activities of the company and decide on all matters concerning the company.”

Article 16, paragraph 3 of the by-laws of Applicant provides in pertinent part as follows:

Chairman of the Board of Directors. “The Chairman of the Board of Directors represents the Board of Directors. He organizes and directs the work of the Board of Directors and reports to the General Shareholders’ Meeting. He supervises the operation of the company’s decision-making bodies and ensures, in particular, that the Directors are in a position to perform their duties.”

Article 17, paragraph 1 and paragraph 3, of the by-laws of Applicant provides in pertinent part as follows:

Management. “Management of the company is assumed, under the responsibility of the Chairman of the Board of Directors, either by the Chairman of the Board of Directors, or by another individual appointed by the Board of Directors with the title of Chief Executing Officer. […] The Chief Executing Officer is vested with the widest powers to act on behalf of the company in all circumstances within the limits of the company’s corporate purpose and subject to the specific powers expressly attributed by law to the Shareholder’s Meetings and to the specific powers attributed to the Board of Directors. The Chief Executing Officer represents the company in the conduct of its business with third parties.”

On December 14, 2007, the Board of Directors of Applicant duly adopted the following resolution authorizing the filing of this Application on behalf of Applicant:

“Resolved, that Mr. Thierry DUFOUR and Mrs. Sandrine GUERIN, each hereby individually and in their capacity as Chief Executive Officer and Deputy Chief Executive Officer of the company respectively, are duly authorized to execute and file with the Securities and Exchange Commission on behalf of the company an application for an order under Section 6(c) of the Investment Company Act of 1940, exempting the company from all the provisions of the

Investment Company Act of 1940 (as well as any amendment to this application). The Chief Executive Officer and the Deputy Chief Executive Officer of the company may make any statement or enter into any commitment vis-à-vis the Securities and Exchange Commission that they may deem necessary or useful.”

Applicant therefore respectfully submits that all the requirements contained in Rule 0-2(c) of the Rules and Regulations promulgated under the 1940 Act have been complied with and that the persons signing and filing this Application are duly authorized to do so.

Pursuant to Rule 0-2(f) of the Rules and Regulations promulgated under the 1940 Act, Applicant hereby states that its address is 19 rue des Capucines, 75001 Paris, France. Applicant further requests that any question regarding this Application be directed to John D. Watson, Jr. at Latham & Watkins, 53 quai d’Orsay, 75007 Paris, France, telephone number +33 (1) 40 62 21 88.

June 22, 2009

COMPAGNIE DE FINANCEMENT FONCIER

By:	/s/ THIERRY DUFOUR
Name:	Thierry Dufour
Title:	Chief Executive Officer

VERIFICATION

The undersigned being duly sworn deposes and says that he has duly executed the attached Application for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, dated June 22, 2009 for and on behalf of Compagnie de Financement Foncier; that he/she is a Chief Executive Officer of Compagnie de Financement Foncier; and that all actions by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ THIERRY DUFOUR
Name:	Thierry Dufour
Title:	Chief Executive Officer